FOIA CONFIDENTIAL TREATMENT REQUESTED BY GLOBAL AXCESS CORP File No. 000-17874

June 25, 2008

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Attention: Edwin Adames, Senior Staff Accountant
Division of Corporation Finance

Re:	Global Axcess Corp
Form 10-KSB for fiscal year December 31, 2007
Filed March 5, 2008

On behalf of Global Axcess Corp (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 11, 2008 with respect to the Company’s Form 10-KSB for its fiscal year ended December 31, 2007 filed with the Commission on March 5, 2008. The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold each of the Staff’s comments prior to each response.

Please note that confidential treatment has been requested by the Company for certain portions of this letter pursuant to 17 C.F.R. § 200.83.

Note 1, Summary of Significant Accounting Policies

Revenue Recognition, page 7

1. We note the Company records revenues from recurring transaction services and processing fees, revenue from managing ATM machines and ATM sales revenues as a single line item in the Consolidated Statements of Income on page 3. Please tell us and in future filings provide the following information:

•	Separately disclose the nature and dollar amount of each type of revenue source, either on the face of the income statement or in a note to the financial statements.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GLOBAL AXCESS CORP
File No. 000-17874

GLOBAL AXCESS RESPONSE:

Below are tables including the revenue sources for the years ending December 31, 2007 and 2006. For all future filings the Company will be including similar tables, in the notes of our financial statements, providing this similar information for the respective periods presented in the filings.

	For the year ended	For the year ended
	December 31, 2007	December 31, 2006

Surcharge / Convenience Fee revenue	$10,807,321	$10,700,846
Interchange revenue	8,177,250	8,146,586
Processing revenue	322,938	283,734
ATM Sales revenue	575,804	596,157
Other revenue	1,867,583	1,709,802
Total revenue	$21,750,897	$21,437,125

	For the year ended	For the year ended
	December 31, 2007	December 31, 2006

ATM Operating revenue	$21,175,093	$20,840,968
ATM Sales revenue	575,804	596,157
Total revenue	$21,750,897	$21,437,125

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•
Provide similar disclosure with respect to the costs incurred to generate each type of revenue stream which is currently included in the Cost of Revenue line item in the Consolidated Statement of Income.

GLOBAL AXCESS RESPONSE:

Below are tables including the cost of revenues sources for the years ending December 31, 2007 and 2006. For all future filings the Company will be including a similar table, in the notes of our financial statements, providing this similar information for the respective periods presented in the filings.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GLOBAL AXCESS CORP
File No. 000-17874

	For the year ended	For the year ended
	December 31, 2007	December 31, 2006

Merchant residual / commission costs	$6,672,380	$5,613,884
Cost of cash	2,616,403	2,869,995
Processing costs	960,544	892,710
Communication costs	558,557	695,304
ATM Sales costs	472,286	550,761
Other cost of revenues	1,425,466	1,782,615
Total cost of revenues	$12,705,636	$12,405,270

	For the year ended	For the year ended
	December 31, 2007	December 31, 2006

Cost of ATM operating revenue	$12,233,350	$11,854,509
ATM Sales costs	472,286	550,761
Total cost of revenues	$12,705,636	$12,405,270

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2. We note the “Business Description” section on page 4 states the Company provides proprietary ATM branding and processing services for over 55 financial institutions. Please tell and discuss in this note in future filings the following with respect to revenues generated from branding fees:

•
Discuss the revenue recognition policies with respect to any branding fees recorded, including any contractual arrangements for customers that pay branding fees which exempt them from paying a surcharge fee or other charges for the use of the branded ATM machine.

GLOBAL AXCESS RESPONSE:

Below, please find discussion on the above item. For all future filings the Company will be including a similar discussion regarding this topic.

Branding fees are generated by the Company’s bank branding arrangements, under which financial institutions pay a fixed monthly fee per ATM to the Company to have their brand name on selected ATMs within the Company’s ATM portfolio. In return for such fees, the bank’s customers can use those branded ATMs without paying a surcharge fee. Branding fees are recognized in the period that the service is performed.

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FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GLOBAL AXCESS CORP
File No. 000-17874

•	Disclose if branding fees are subject to escalation clauses and, if so, describe how these fees are recognized as revenues in accordance with SEC SAB Topic 13, Revenue Recognition.

GLOBAL AXCESS RESPONSE:

Below, please find discussion on the above item. If appropriate, for all future filings the Company will be including a similar discussion regarding this topic.

None of the branding fees are subject to escalation clauses. Should the Company include escalation clauses in its future branding contracts, pursuant to the SEC’s SAB, Topic 13, Revenue Recognition, the monthly per ATM branding fees, which would be subject to escalation clauses within the agreements, would be recognized as revenues on a straight-line basis over the term of the agreement.

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•
Disclose how you account for any one-time set up fees charged per branded ATM machine and the corresponding set-up costs, as opposed to the recurring monthly services provided for the actual branding. Consider in your response the guidance in EITF 00-21, Revenue Arrangements with Multiple Deliverables and SAB 104, Revenue Recognition. If material, state in a footnote the dollar amount of one-time set up fees and related costs that are deferred and where they are recorded in the Consolidated Balance Sheet.

GLOBAL AXCESS RESPONSE:

Below, please find discussion on the above item. If appropriate, for all future filings the Company will be including a similar discussion regarding this topic.

In most of its branding agreements, the Company does not receive any one-time set-up fees in addition to the monthly branding fees. The Company has received very immaterial one-time set-up fees per ATM. This set-up fee is separate from the recurring, monthly branding fees and is meant to compensate the Company for the burden incurred related to the initial set-up of a branded ATM versus the on-going monthly services provided for the actual branding. Since any and all one-time set up fees have been very immaterial to date, the Company has recorded the fee upon contract signing. Should any future branding agreements contain material set-up fees, pursuant to the guidance in Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, and SAB No. 104, Revenue Recognition, the Company would defer these set-up fees (as well as the corresponding costs associated with the initial set-up) and recognize such amounts as revenue (and expense) over the terms of the underlying bank branding agreements.

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FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GLOBAL AXCESS CORP
File No. 000-17874

•
State how the Company has accounted for any bank branding arrangements under which it is required to rebate a portion of the interchange fees above threshold amounts to the branding financial institution. Consider in your response the requirements of EITF 01-9 with respect to estimating the fair value of this benefit or recording payment made as a reduction of revenues versus the cost of the associated revenues.

GLOBAL AXCESS RESPONSE:

The Company is not required to rebate any portion of interchange fees relating to branding agreements to financial institutions.

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3. With respect to merchant-owned ATM arrangements please tell us and revise future filings to disclose the following information:

•
Discuss if the Company pays the surcharge fees it earns to the merchant as fees for providing, placing and maintaining the ATM unit. If so, tell us and discuss in future filings how you considered the guidance in EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) with respect to recording these payments as a direct reduction of revenue or as a cost or expense in the income statement.

GLOBAL AXCESS RESPONSE:

Below, please find discussion on the above item. For all future filings the Company will be including similar discussion regarding this topic.

In connection with the Company’s merchant-owned ATM operating/processing arrangements, the Company typically pays the surcharge fees that it earns to the merchant as fees for providing, placing, and maintaining the ATM unit. Pursuant to the guidance of EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), the Company has recorded such payments as a direct reduction of revenue.

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•
State how you apply the guidance in EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, for your merchant contracts taking into considering whether the Company is the principal and primary obligor in the ATM transactions and has the risks and rewards of ownership.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GLOBAL AXCESS CORP
File No. 000-17874

GLOBAL AXCESS RESPONSE:

Below, please find discussion on the above item. For all future filings the Company will be including a similar discussion regarding this topic.

The Company follows the guidance in EITF Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, for its merchant contracts. In accordance with EITF Issue 99-19, the SEC staff concluded that if the company performs as an agent or broker without assuming the risks and rewards of ownership of the goods, sales should be reported on a net basis.

The Company is not exposed to similar financial obligations and risks as it is on its company-owned ATM contracts. For example, under a merchant-owned arrangement, the merchant is responsible for most of the operating expenses of the ATM such as maintenance, cash management and loading, supplies, signage and telecommunication services. As such, the Company reports the surcharge/convenience fees relating to merchant-owned ATM arrangements on a net basis.

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Merchant Contracts and Intangible Assets, including Goodwill, page 9

4. We note the Company has determined that merchant contracts totaling $12 million, equal to 50% of total assets as of December 31, 2007, have an economic life over 21 years, assuming they are renewed three times based on the historical and expected useful live of similar assets. Please tell us in future filings provide the following information:

•
Describe the terms under which the ATM contracts are subject to cancellation by the merchant or by the Company and how the Company has factored these cancellation terms into their assessment regarding the expected useful live of the merchant contracts.

GLOBAL AXCESS RESPONSE:

In general, contracts for merchant owned ATMs are not subject to cancellation by the merchant for any reason [XXXX].s  Additionally, the merchant may typically terminate a contract by providing [XXXX]s notice prior to the expiration of the initial term of the contract.

In general, as is the case for contracts of company owned ATMs, the Company may, at its sole discretion and option, remove any and/or all ATM's and all other property belonging to the Company from a merchant location and terminate the contract upon 30-days written notice to merchant if any and/or all of the ATM's are unprofitable. Additionally, the merchant may typically terminate a contract by providing [XXXX]s  notice prior to the expiration of the initial term of the contract.

s Filed pursuant to confidential treatment request by Global Axcess Corp.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GLOBAL AXCESS CORP
File No. 000-17874

The Company’s merchant contracts have an average initial term of approximately seven years. While the Company has historically experienced a higher turnover rate among its merchant-owned customers than with its company-owned portfolio, the Company is currently experiencing an average of 2.2 renewals on its current merchant-owned contracts acquired through the end of fiscal 2005. Pursuant to FASB Staff Position No. FAS 142-3 dated April 25, 2008, “an entity shall consider its own historical experience” about “renewal or extension used to determine the useful life of a recognized intangible asset”. Until such time when the Company’s historical experience does not support the useful and economic life of the merchant contracts, the Company concludes that the current economic life of 21 years is appropriate.

On a quarterly basis, the Company tests the value and remaining life of this asset and reviews the affect of contract cancellations on the value and useful life of the merchant contracts on the Company’s balance sheet. This valuation in performed in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. To date, the Company’s testing has indicated that there is no impairment of its merchant contracts.

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•	State how you considered the following factors in your analysis regarding the estimated economic life of the merchant contracts:

o
The Company recently acquired in 2005 approximately 1,590 ATM processing merchant contracts which are approximately 57% of the 2,771 total merchant owned ATMs contracts. Refer to Note 3, Acquisitions of Assets on page 11.

GLOBAL AXCESS RESPONSE:

The contracts acquired in this acquisition only allow the merchants to terminate contracts by providing [XXXX]s notice prior to the expiration of the initial term of the contract, thus making their cancelation terms more stringent on the merchant than the contracts previously acquired. As a result, these contracts were assigned the same estimated economic life as the Company’s previous contract acquisitions.

The Company’s merchant contracts have an average initial term of approximately seven years. While the Company has historically experienced a higher turnover rate among its merchant-owned customers than with its company-owned portfolio, the Company is currently experiencing an average of 2.2 renewals on its current merchant-owned contracts acquired through the end of fiscal 2005. Pursuant to FASB Staff Position No. FAS 142-3 dated April 25, 2008, “an entity shall consider its own historical experience” about “renewal or extension used to determine the useful life of a recognized intangible asset”. Until such time when the Company’s historical experience does not support the useful and economic life of the merchant contracts, the Company concludes that the current economic life of 21 years is appropriate.

s Filed pursuant to confidential treatment request by Global Axcess Corp.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GLOBAL AXCESS CORP
File No. 000-17874

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o
The recognition in 2006 that the full $485,000 balance of assets held for sale, consisting of ATMs and related software were determined to be fully impaired and other ATMs reviewed totaling $234,000 were determined to be impaired. Refer to Note 5, Impairment of Long-Lived Assets and Business Reorganization Costs, page 13.

GLOBAL AXCESS RESPONSE:

During fiscal 2005 and through the first two quarters of fiscal 2006, the Company was carrying $485,315 of ATMs of which were being held for sale. The Company had no business uses for these particular ATMs and could not find a buyer for the machines. During the third quarter of 2006, the Company decided to write these ATMs off its books. Additionally and at the same time, the Company deemed that $234,057 of other ATM hardware and software were also obsolete and were written off in conjunction with the ATMs held for sale. The impairment of these long-lived assets charges were unrelated to the acquisitions from which merchant contract values were recorded and therefore did not impact the Company’s impairment evaluation pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets” nor did it alter the Company’s conclusion that the current economic life of the merchant contracts of 21 years is appropriate.

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5. We refer to the statement in the last paragraph of this note that the Company’s testing has indicated that there is no impairment of the Company’s goodwill. In this regard please tell us and disclose in future filings the following:

•
Provide a general description of the acquisition that resulted in the recording of the $4.190 million of goodwill as of December 31, 2007. Refer to Note 8, Intangible Assets and Merchant Contracts, on page 14.

GLOBAL AXCESS RESPONSE:

Below, please find discussion on the above item. If appropriate, for all future filings the Company will be including a similar discussion regarding this topic.

In June 2001, the Company acquired 100% of the outstanding capital stock of Nationwide Money Services, Inc., as previously discussed in Note 1, in consideration of 3,874,000 shares of the Company's common stock, including 149,000 shares for a finder's fee. This acquisition was recorded using the purchase method of accounting under APB No. 16 and as such, the Company accounted for its 100% ownership interest in Nationwide. The results of operations for the acquired company have been included in the consolidated financial results of the Company from the date of such transaction forward.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GLOBAL AXCESS CORP
File No. 000-17874

The purchase price amount in excess of fair value of net assets was allocated to merchant account contracts totaling $1,020,000, which is being amortized on a straight-line basis over the estimated useful lives of 21 years, and goodwill totaling $1,311,195.

Additionally, the Company purchased 900 Merchant ATM contracts in February 2004. The purchase price was $3,900,000 and was reflected in Merchant Contracts. During September 2004, the Company made two acquisitions: one for 111 ATM contracts, and another for 745 ATM contracts. The prices for those acquisitions were $918,000 and $7,000,000, respectively. In these two acquisitions, the Company also acquired ATM machines with the fair value of $166,500 and $1,200,000, respectively.

When the Company acquires another company’s assets, accounting principles generally accepted in the United States of America require the Company to estimate the fair value of the other company's tangible assets and liabilities and identifiable intangible assets. The purchase price is allocated to the assets and liabilities of the acquired company for the purpose of recording these items in the Company's financial records. Any unallocated purchase price is recorded as goodwill. The Company applies SFAS No. 142, “Goodwill and Other Intangible Assets” to review for impairment to the intangible goodwill and merchant contracts. As of September 2004, the Company had relied on the reported values of the assets acquired from the seller to estimate fair value. In reviewing the seller's balances, current fair values in the market, discounted cash flow analysis of the merchant contracts; and after considering the outlay of cash for maintenance and capital costs along with the projected income from the future income stream from the contracts, the Company allocated $2,878,450 of the ATM Network's asset purchase to goodwill, as of December 31, 2004, all other acquisitions assets had fair values equal or greater than the acquisition price.

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•
Explain why no goodwill impairment was recorded in 2006 considering the Company recognized during that year impairments charges totaling $1.3 million related to long-lived assets and business restructuring charges of $484,000. Refer to Note 5, Impairment of Long-Lived Assets and Business Reorganization Charges.

GLOBAL AXCESS RESPONSE:

In July 2006, the Company disconnected its processing switch which processed the transactions for its subsidiary EFT Integration, Inc. and replaced its switching software with a third party vendor. Accordingly, $610,024 of switching software was evaluated for impairment and deemed to be impaired and was written off. Additionally, $485,315 of ATMs being held for sale and $234,057 of other ATM hardware and software were deemed obsolete and were written off. The impairment of these long-lived assets charges were unrelated to the acquisitions from which goodwill was recorded and therefore did not impact the Company’s impairment evaluation pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GLOBAL AXCESS CORP
File No. 000-17874

Similarly, the business restructuring charges recorded during 2006 stemming from the Company’s decision to restructure its executive management team and to outsource certain employee functions to third party vendors were unrelated to the acquisitions from which goodwill was recorded and therefore did not impact the Company’s impairment evaluation pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”.

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Note 17, Legal Proceedings, page 18

6. We refer to the third paragraph on page 20 regarding the declaration of default and acceleration received by the Company on December 13, 2007 with respect to the $3.5 million Senior Subordinated Convertible Note due 2010. We note the Company continues to categorize the defaulted debt as long-term considering the court date is scheduled for February 2009 and that it is unlikely that the resolution of the suit will occur in 2008. Please tell us how you considered the following in your determination that the long-term classification continues to be appropriate:

•	Note 13(b), Senior Lenders’ Notes Payable states the full principal amount of Note is due upon default under the terms.

•
The Company does not appear to have been granted a waiver or a grace period as required by SFAS 78 and paragraph 7 of ARB 43, Chapter 3A in order to continue classifying the defaulted obligation continue as a long-term liability.

•	State if the debt holder has agreed to provide a temporary waiver or grace period during the period of time preceding the trial date.

GLOBAL AXCESS RESPONSE:

[XXXX]s

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s Filed pursuant to confidential treatment request by Global Axcess Corp.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GLOBAL AXCESS CORP
File No. 000-17874

In connection with the responding to the Staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (904) 395-1117 (telephone) or (866) 449-3156 (facsimile). Thank you.

Very truly yours,

/s/ Michael J. Loiacono
Michael J. Loiacono
Chief Financial Officer